Exhibit 12

PrivateBancorp, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2015		2014		2013		2012		2011		2010
Earnings:
Income before income taxes	$213,012		$248,207		$199,943		$132,417		$70,200		$64
Fixed charges, excluding interest on deposits	15,403		27,699		30,462		24,289		23,947		32,931
Earnings before fixed charges, excluding interest on deposits	228,415		275,906		230,405		156,706		94,147		32,995
Interest on deposits	34,742		41,951		40,713		42,814		50,072		74,037
Earnings before fixed charges, including interest on deposits	$263,157		$317,857		$271,118		$199,520		$144,219		$107,032
Fixed Charges:
Interest expense, excluding interest on deposits	$15,403		$27,699		$30,462		$24,289		$23,947		$32,931
Interest on deposits	34,742		41,951		40,713		42,814		50,072		74,037
Total fixed charges, including interest on deposits	$50,145		$69,650		$71,175		$67,103		$74,019		$106,968
Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$15,403		$27,699		$30,462		$24,289		$23,947		$32,931
Preferred stock dividends	—		—		—		13,368		13,690		13,607
Total fixed charges and preferred stock dividends, excluding interest on deposits	15,403		27,699		30,462		37,657		37,637		46,538
Interest on deposits	34,742		41,951		40,713		42,814		50,072		74,037
Total fixed charges and preferred stock dividends, including interest on deposits	$50,145		$69,650		$71,175		$80,471		$87,709		$120,575
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	14.83	x	9.96	x	7.56	x	6.45	x	3.93	x	1.00	x
Including interest on deposits	5.25	x	4.56	x	3.81	x	2.97	x	1.95	x	1.00	x
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	14.83	x	9.96	x	7.56	x	4.16	x	2.50	x	(a)
Including interest on deposits	5.25	x	4.56	x	3.81	x	2.48	x	1.64	x	(a)
(a) Ratios for the period indicated was less than one, as earnings were inadequate to cover fixed charges. The dollar amount of the coverage deficiency for such period was $13.5 million. The amount is the same whether including or excluding interest on deposits.